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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 1)
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                              POLLO TROPICAL, INC.
                           (NAME OF SUBJECT COMPANY)

                              POLLO TROPICAL, INC.
                        (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  731513 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                LARRY J. HARRIS
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              POLLO TROPICAL, INC.
                             7300 N. KENDALL DRIVE
                              MIAMI, FLORIDA 33156
                                 (305) 670-7696
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                                   Copies To:
                              BRUCE E. MACDONOUGH
             GREENBERG TRAURIG HOFFMAN LIPOFF ROSEN & QUENTEL, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0500

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     This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the 'Commission') by Pollo Tropical, Inc., a Florida corporation (the 'Company'), on June 10, 1998 (as heretofore amended, the 'Schedule 14D-9'), and relates to the tender offer made by Carrols Corporation, a Delaware corporation ('Carrols'), disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Commission on June 10, 1998, as heretofore amended, to purchase all of the outstanding shares of the Company's common stock, $.01 par value per share (the 'Shares'), at a purchase price of $11.00 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in Carrols' Offer to Purchase, dated June 10, 1998, and the related Letter of Transmittal. The purpose of this Amendment No. 1 is to amend Item 4 of the Schedule 14D-9 and the Information Statement attached as Annex A thereto as set forth below. Terms defined in the Schedule 14D-9 are used in this Amendment No. 1 with the same meanings as provided in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     The third to the last paragraph of Item 4 of the Schedule 14D-9 is hereby amended and restated as follows:

     In arriving at its decision to approve the Offer and Merger and recommend that the Company's shareholders accept the Offer and tender their Shares, the Board of Directors of the Company considered a number of factors, including, without limitation, the following:

          (i) The Board's approval and recommendation are supported by the establishment of the Special Committee to make an independent determination as to the fairness of the Offer and Merger and to negotiate at arms'-length the financial and other terms and conditions of the Offer and the Merger Agreement with representatives of Carrols, given the potential conflict of interest of certain directors. The Board's decision was supported specifically by such terms and conditions as the per Share offer price which represented a substantial premium over historical trading prices, the Tender Agreement entered into by the Harris Shareholders (see 'Tender Agreement' above), the fact that the Offer and Merger were not expressly conditioned on the availability of financing, the acceleration, vesting and payment in respect of outstanding Company Stock Options and the right of the Company to terminate the Merger Agreement in order to approve a more favorable business combination.

          (ii) The Board's approval and recommendation are supported by the fact that the $11.00 per Share price to be received by the Company's shareholders in both the Offer and the Merger represented a substantial premium over the historical trading prices for the Shares in the last three years, including a premium over the closing market price of $7.94 per Share on March 12, 1998, the last full trading day prior to the public announcement of the Company's receipt of the Harris Proposal, and of $10.00 on June 3, 1998, the last full trading day prior to the public announcement of the Merger Agreement.

          (iii) The Board's approval and recommendation are supported by the Company's projected financial performance and competitive position, including its disappointing financial performance in connection with its previous expansion in non-core markets, its current strategy to open Company restaurants only in South and Central Florida and to franchise in Latin America and the Caribbean and the low revenue and earnings growth projected for such a strategy.

          (iv) The Board's approval and recommendation are supported by the oral opinion of NMS, later confirmed in writing, addressed and delivered to the Special Committee of the Board of Directors on May 29, 1998 as to the fairness as of such date from a financial point of view of the consideration to be received by the shareholders of the Company pursuant to the Merger Agreement. It contains certain important qualifications and a description of assumptions made, matters considered, areas of reliance on others and limitations on the review undertaken by NMS, and is incorporated herein in its entirety. THE NMS OPINION, WHICH IS LIMITED TO AN ASSESSMENT, AS OF ITS DATE, OF THE FAIRNESS OF THE PROPOSED CONSIDERATION FROM A FINANCIAL POINT OF VIEW, IS ADDRESSED SOLELY TO THE SPECIAL COMMITTEE FOR ITS USE IN CONNECTION WITH ITS REVIEW AND APPROVAL OF THE MERGER AGREEMENT, AND DOES NOT CONSTITUTE A RECOMMENDATION AS TO HOW ANY HOLDER OF SHARES SHOULD VOTE WITH RESPECT TO THE MERGER, OR WHETHER OR NOT ANY HOLDER OF SHARES SHOULD TENDER SHARES IN THE OFFER. A copy of NMS's written opinion is attached to this Schedule 14D-9 as Annex B.

          (v) The Board's approval and recommendation are supported by the presentation of NMS to the Board of Directors at its meeting on May 29, 1998, as to various financial and other matters including, among other things, (a) an analysis of premiums paid in recent transactions similar in size to the Offer and Merger, (b) a review of public information with respect to certain other growth restaurants with performance issues, (c) a
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     review of the historical stock prices and trading volumes of the Shares,
     (d) an analysis of the Offer Price as a multiple of various measures of the Company's operating performance, and (e) the financial terms of recent comparable business combinations in the restaurant industry. With respect to its premiums paid analysis, NMS reviewed the consideration paid in comparable merger and acquisition transactions (excluding technology and biotechnology transactions) involving consideration of between $50 million and $200 million that have been announced since January 1997. NMS calculated the premiums paid in these transactions over the applicable stock prices of the target companies prior to the announcement of the acquisition and compared these premiums to the closing market price of $7.94 per Share on March 12, 1998 and the $11.00 per Share to be paid in the Offer. With respect to its public company analysis, NMS calculated a range of implied values for the Shares based on a comparison of revenues and cash flows for the last twelve months and estimated earnings for 1998 and 1999 of the Company and twelve other publicly traded comparable growth restaurant companies with performance issues. With respect to its comparable business combination analysis, NMS reviewed the consideration paid in comparable merger and acquisition transactions in the restaurant industry that have been announced since February 1992 and calculated multiples of revenues and cash flows to produce a range of implied values for the Shares. NMS also performed a discounted cash flow analysis using financial forecasts prepared by the Company's management, which supported the reasonableness of the price to be paid per Share in the Offer.

          (vi) The Board's approval and recommendation are supported by the results of the market check process undertaken by NMS to identify and solicit indications of interest from selected potential acquirors with respect to the purchase of the Company prior to entering into the Merger Agreement, including the fact that the Harris Proposal and the Carrols Proposal were the only formal offers received and that no potential acquiror or strategic partner had expressed an interest in engaging in a business combination or other strategic transaction that would likely be on terms as favorable to the Company's shareholders as those in the Offer and Merger.

          (vii) The Board's approval and recommendation are supported by the fact that Larry Harris and Stuart Harris (the Company's principal shareholders and beneficial owners of approximately 33.1% of the outstanding Shares) informally indicated that they were prepared to endorse the Merger Agreement, and that the Harris Shareholders (owners of approximately 17.6% of the outstanding Shares) expressly agreed to tender all of their Shares in response to the Offer.

          (viii) The Board's approval and recommendation are supported by the fact that the Offer and the Merger were not expressly conditioned on the availability of financing which, combined with the experience, reputation and financial condition of Carrols, increased the likelihood that the proposed Offer and Merger would be consummated.

          (ix) The Board's approval and recommendation are supported by the fact that, to the extent required by the fiduciary obligations of the Board of Directors of the Company to the shareholders under Florida Law, the Company may terminate the Merger Agreement in order to approve a tender offer for the Shares or other proposed business combination by a third party on terms more favorable to the Company's shareholders than the Offer and the Merger taken together, upon the payment of a $2.25 million termination fee plus up to $500,000 of Carrols' expenses (see 'Termination' under the description of the Merger Agreement above).

          (x) The Board considered the effect of the Offer and the Merger and the resulting changes in senior management on the Company's relationship with its employees and customers. The Board's approval and recommendation are supported by Carrols' agreement to continue to employ the Company's Chief Financial Officer in his current capacity through the one month anniversary of the closing of the Merger, the protections afforded by the Confidentiality Agreement against employment and solicitation of Company employees by Larry Harris (see 'Non-Competition and Confidentiality Agreement' above) and the directors' belief that Carrols will work effectively with and have the confidence of the Company's continuing management and employees. In addition, Carrols has advised the Company that its business plan is to operate the Company as an autonomous business and maintain the Company's headquarters in Miami, Florida.

          (xi) The Board's approval and recommendation are supported by the advice of counsel to the Special Committee that the conditions to the Offer, the conditions to the Merger and the Merger Agreement termination provisions are customary for transactions of this type and do not subject the Company to an unreasonable risk that the Offer and Merger will not be consummated.

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          (xii) The Board's approval and recommendation are supported by the directors' knowledge of the Company's business, operations, prospects and competitive position, including the advantages in a competitive environment of merging with a large, well-capitalized company, such as Carrols. The Board's decision is also supported by the fact that the Surviving Corporation of the Merger will have the benefit of substantial financing and management that is more experienced than the Company's with respect to acquiring and integrating companies and operating a large number of restaurants in various regions of the United States.

     In accordance with NMS's engagement, the opinion of NMS referred to in clause (iv) above is addressed solely to the Special Committee and the opinion specifically provides that it may not be relied upon by any other person without the prior written consent of NMS. It is NMS's position that its duties in connection with its fairness opinion are solely to the Special Committee, and that it has no legal responsibility to any other persons, including the Company's shareholders, under California state law, the governing law of the engagement letter pursuant to which NMS agreed to provide the fairness opinion. NMS would likely assert the substance of the foregoing disclaimer as a defense to any claims that might be brought against it by holders of the Shares with respect to its fairness opinion. However, since no California state court has definitively ruled on the availability to a financial advisor of an express disclaimer as a defense to shareholder liability with respect to its fairness opinion, this issue necessarily would have to be resolved by a court of competent jurisdiction. Furthermore, there can be no assurance that a court of competent jurisdiction would apply California state law to the resolution of this issue if it were to be presented. In any event, the availability or non-availability of such a defense will have no effect on NMS's rights and responsibilities under the federal securities laws, or the rights and responsibilities of the Special Committee or Board of Directors under governing state law or under the federal securities laws.

ANNEX A. INFORMATION STATEMENT

     Page A-4 of Annex A is hereby amended and supplemented by adding the following thereto immediately preceding the section entitled, 'Compliance with
Section 16(a) of the Securities Exchange Act of 1934, as Amended':

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     During the 1997 fiscal year, the Company's Board of Directors held four formal meetings and took one other action by written consent. During the 1997 fiscal year, no director attended fewer than 75 percent of the aggregate of (i) the number of meetings of the Board of Directors held during the period he served on the Board, or (ii) the number of meetings of committees of the Board of Directors held during the period he served on such committees.

     The Board of Directors has an Audit Committee, an Executive Committee, a Strategic Planning Committee and a Compensation Committee. The Board does not have a nominating or similar committee.

     Messrs. Vituli and Miller are the current members of the Audit Committee, which held one meeting during the 1997 fiscal year. The duties and responsibilities of the Audit Committee include (a) recommending to the Board of Directors the appointment and termination of the Company's independent public accountants, (b) reviewing the plan, scope and results of independent audits,
(c) reviewing the Company's significant accounting policies and internal controls, and (d) reporting its recommendations and findings to the full Board of Directors.

     Messrs. L. Harris, Castaldo and Miller are the current members of the Executive Committee and Messrs. L. Harris, Castaldo, Wilhite and S. Harris are the current members of the Strategic Planning Committee. The Executive Committee oversees the implementation by management of the annual operating plan. The Strategic Planning Committee is responsible for overseeing management's development and implementation of the Company's strategic development plans. The Executive Committee and the Strategic Planning Committee met three and two times, respectively, during the 1997 fiscal year.

     Messrs. Vituli and Nash are the current members of the Compensation Committee, which held five meetings during the 1997 fiscal year. The Compensation Committee reviews and approves the compensation of the Company's executive officers and administers the Company's stock option and stock plans.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 26, 1998

                                          POLLO TROPICAL, INC.

                                          BY: /s/ LARRY J. HARRIS
                                              -------------------------------
                                                       LARRY J. HARRIS
                                                Chairman and Chief Executive
                                                         Officer

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